Greenland Holding Enterprises Inc.

Saiyin International Plaza, Yuhang Dist.

Building 12, Unit 601

Yuhang, People’s Republic of China

April 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alexandra Barone
Mitchell Austin

Re:	Greenland Holding Enterprises Inc.
Request for Withdrawal of Form 10-12G (File No. 000-56636)

Ladies and Gentlemen:

We hereby request withdrawal of Form 10-12G, together with all exhibits thereto, which was filed by Greenland Holding Enterprises Inc. with the U.S. Securities and Exchange Commission on February 14, 2024 (File No. 000-56636).

We are requesting withdrawal to prevent the registration statement from becoming effective and to allow additional time to address the Commission’s comments.

Thank you for your assistance in this matter.

Very truly yours,

Greenland Holding Enterprises Inc.

By:	/s/ Raymond Wang
	Name:	Raymond Wang
	Title:	Director